UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ReachLocal, Inc.
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

75525F104
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)

☐           Rule 13d-1(c)

☒           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75525F104

1.	Names of Reporting Persons: Zorik Gordon

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐

	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: United States

		5.	Sole Voting Power: 2,267,108 (See Item 4)
Number of Shares Beneficially Owned by Each Reporting Person With		6.	Shared Voting Power: None
		7.	Sole Dispositive Power: 2,267,108 (See Item 4)
		8.	Shared Dispositive Power: None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,267,108 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 7.9% (See Item 4)

12.	Type of Reporting Person (See Instructions): IN

Item 1.

	(a)	Name of Issuer: ReachLocal, Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 21700 Oxnard Street, Suite 1600, Woodland Hills, CA 91367

Item 2.

	(a)	Name of Person Filing: Zorik Gordon
	(b)	Address of Principal Business Office or, if none, Residence: 21700 Oxnard Street, Suite 1600, Woodland Hills, CA 91367
	(c)	Citizenship: United States
	(d)	Title of Class of Securities: Common Stock, par value $0.00001 per share
	(e)	CUSIP Number 75525F104

Item 3.

Not applicable

Item 4.	Ownership

	(a)	Amount beneficially owned: 2,267,1081
	(b)	Percent of class: 7.9%2
	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 2,267,1081
(ii) Shared power to vote or to direct the vote: None
(iii) Sole power to dispose or to direct the disposition of: 2,267,1081
(iv) Shared power to dispose or to direct the disposition of: None
(1)  Includes (i) 1,640,020 shares held by the Gordon Family Revocable Trust, and indirectly by Zorik Gordon and Ilana P. Gordon as trustees of the trust; (ii) 13,100 shares held by Mr. Gordon directly, including 13,000 restricted shares; and (iii) options to purchase 613,988 shares that are exercisable within 60 days of December 31, 2012 and held by Mr. Gordon.
(2) Based on 28,153,898 shares outstanding as of December 31, 2012.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           February 13, 2013

Signature:	/s/ Zorik Gordon
Zorik Gordon